UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated April 26, 2017
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Chris Chadwick* Robert Chan* Timothy Cumming*
Barry Davison* Rick Menell* Nkosemntu Nika* Keith Rayner* Sue van der Merwe* Jerry Vilakazi* Jiyu Yuan*
Cain Farrel (Corporate Secretary) (*Non-Executive)
www.sibanyegold.co.za
Sibanye Gold Limited
Reg. 2002/031431/06
Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780
Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600
Fax +27 11 278 9863
MARKET RELEASE

Stillwater Transaction conditions fulfilment
Westonaria, 26 April 2017: Shareholders are referred to the announcement released on the Stock
Exchange News Service on 25 April 2017, confirming, inter alia, the approval by Sibanye shareholders for the proposed acquisition of the entire issued share capital of Stillwater Mining Company
(“Stillwater”) (the “Transaction”).
Further to that announcement, Sibanye is pleased to announce that the requisite majority of
Stillwater shareholders, resolved to approve the Transaction at the Stillwater shareholders’ meeting held on 25 April 2017. All major conditions precedent to the Transaction have thus been met to the parties’ satisfaction. The completion of the Transaction remains subject to the satisfaction or waiver of certain customary closing conditions set forth in the Merger Agreement. Although no assurance can be given as to if and when the Transaction will be completed because it remains subject to such customary closing conditions, the parties expect the Transaction to close on Thursday, 4 May
2017.

“We are very pleased to receive the approval of both Stillwater and Sibanye shareholders for the
Transaction, which we believe is beneficial to both sets of shareholders. We look forward to welcoming and engaging with Stillwater management and employees and beginning the process of integrating the operations into the Sibanye Group” said Neal Froneman, CEO of Sibanye.

An announcement regarding the rights offer is anticipated to be made towards the end of the week of the 1st of May with the associated rights offer circular (containing the terms and details of the rights offer) to be issued in mid-May 2017.
For more information about this on this Transaction, please refer to the Sibanye website at
https://www.sibanyegold.co.za/investors/transactions/stillwater-acquisition.

Sibanye Investor Relations Contact:
James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 (0) 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor
J.P. Morgan Equities South Africa Proprietary Limited

Forward-looking Statements

This announcement includes “forward-looking statements” within the meaning of the “safe harbour”
provisions of the United States Private Securities Litigation Reform Act of 1995.

These forward-looking statements, including, among others, those relating to expected timings of the Transaction (including completion), wherever they may occur in this announcement, are necessarily estimates reflecting the best judgement of the senior management and directors of
Sibanye, and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Sibanye Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors that could cause the actual results to differ materially from estimates or projections contained in the forward-looking statements including, without limitation: Sibanye’s or Stillwater’s ability to complete the Transaction; the inability to complete the proposed Transaction due to failure to complete any closing conditions. Further details of potential risks and uncertainties affecting Sibanye are described in Sibanye’s filings with the JSE and the SEC, including in Sibanye’s Annual Report on Form 20-F, for the fiscal year ended
31 December 2016 and the Integrated Annual Report 2016. These forward-looking statements speak only as of the date of this announcement. Neither Sibanye nor Stillwater undertake any obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, except as required by law.

Additional Information and Where to Find It

This announcement does not constitute the solicitation of any vote, proxy or approval. In connection with the Transaction, Sibanye has posted the Circular to its shareholders and Stillwater has filed with the Securities and Exchange Commission (the “SEC”) relevant materials, including a proxy statement. The Circular and other relevant documents have been sent or otherwise disseminated to Sibanye’s shareholders and contain important information about the Transaction and related matters. SHAREHOLDERS OF SIBANYE ARE ADVISED TO READ THE CIRCULAR AND OTHER RELEVANT
DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. The
proxy statement and other relevant documents have been sent or otherwise disseminated to
Stillwater’s shareholders and contain important information about the Transaction and related matters. SHAREHOLDERS OF STILLWATER ARE ADVISED TO READ THE PROXY STATEMENT THAT HAS BEEN
FILED AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT
INFORMATION ABOUT THE TRANSACTION. Sibanye shareholders may obtain free copies of the
Circular by going to Sibanye’s website at www.sibanyegold.co.za. The proxy statement and other relevant documents may also be obtained, free of charge, on the SEC's website
(http://www.sec.gov). Stillwater shareholders may obtain free copies of the proxy statement from
Stillwater by going to Stillwater’s website at http://stillwatermining.com/.
Participants in the Solicitation
Sibanye, Stillwater and their respective directors and officers may be deemed participants in the solicitation of proxies of Sibanye’s and Stillwater’s respective shareholders in connection with the
Transaction. Sibanye’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Sibanye in Sibanye’s Annual Report on
Form 20-F, for the fiscal year ended 31 December 2016, which was filed with the SEC on 7 April 2017.
Stillwater’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Stillwater in Stillwater’s Annual Report on Form
10-K for the fiscal year ended 31 December 2016, which was filed with the SEC on 16 February 2017.
Additional information regarding the interests of participants in the solicitation of proxies in connection with the Transaction is included in the proxy statement that Stillwater has filed with the
SEC.
No Offer or Solicitation

This announcement is for informational purposes only and does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States or any other jurisdiction. Any securities referred to herein have not been, and will not be, registered under the US
Securities Act of 1933 and may not be offered, exercised or sold in the United States absent registration or an applicable exemption from registration requirements.
About Sibanye Gold Limited
Sibanye is an independent mining group domiciled in South Africa. It currently owns and operates gold, uranium and platinum group metals (“PGMs”) operations and projects throughout the
Witwatersrand Basin and the western limb of the Bushveld Complex in South Africa. In addition,
Sibanye is a 50 % joint venture partner in Mimosa, a PGM operation in Zimbabwe. Sibanye is the largest individual South African producer of gold, one of the 10 largest gold producers globally and the world’s fifth largest producer of PGMs. Sibanye’s corporate office is located close to
Westonaria, in the province of Gauteng, near its West Wits operations. Sibanye’s shares are traded on the JSE under the symbol “SGL” and its American Depositary Receipts are traded on the NYSE under the symbol “SBGL”.

About Stillwater Mining Company

Stillwater Mining Company is the only U.S. miner of PGMs and the largest primary producer of PGMs outside of South Africa and the Russian Federation. PGMs are rare precious metals used in a wide variety of applications, including automobile catalysts, fuel cells, hydrogen purification, electronics, jewelry, dentistry, medicine and coinage. Stillwater is engaged in the development, extraction and processing of PGMs from a geological formation in south-central Montana recognised as the J-M
Reef. The J-M Reef is the only known significant source of PGMs in the U.S. and the highest-grade
PGM resource known in the world. Stillwater also recycles PGMs from spent catalytic converters and other industrial sources. Stillwater owns the Marathon PGM-copper deposit in Ontario, Canada, and the Altar porphyry copper-gold deposit located in the San Juan province of Argentina. Stillwater’s shares are traded on the New York Stock Exchange under the symbol "SWC".

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: April 26, 2017
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer